RUB A DUB SOAP, INC.
                           No. 177, Chengyang Section
                              308 National Highway
                             Danshan Industrial Area
                              Qingdao, China 200109


                                                              June 2, 2008


By EDGAR Transmission and by Hand Delivery
------------------------------------------

John Cash
Mindy Hooker
Tricia Armelin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549


         RE:      Rub A Dub Soap, Inc.
                  Form 8-K filed November 14, 2007
                  File No. 0-52142


Dear Mr. Cash:

         On behalf of Rub A Dub Soap, Inc. ("RUBD" or the "Company"), we are providing the following responses to comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the letter from the Staff dated May 15, 2008 ("Comment Letter") regarding the above-referenced Form 8-K (the "Form 8-K").

         Set forth below are the Company's responses to the Staff's comments. To assist your review, we have retyped the text of the Staff's comments in italics below.

General
-------

1. We note your response to our prior comment one from our letter dated March 17, 2008 and your related disclosure on page 17 of your Form 10-Q for the period ended March 31, 2008 that the acquired subsidiaries operate under common control because they all have the same key management members.
     Please confirm for us, if true, that the voting ownership meets the criteria for common control in all financial periods presented prior to the August 2007 acquisitions. Reference paragraph 3 of EITF 02-5.

Response:

         The Company hereby confirms that the voting ownership of the acquired subsidiaries meets the criteria for common control in all financial periods presented prior to the August 2007 acquisitions for the following reasons:

John Cash
Page 2 of 2
May 30, 2008

         Pursuant to paragraph 3 of EITF No. 02-5, common control exists among separate entities if immediate family members hold more than 50% of the voting ownership interest of each entity. Immediate family members include a married couple. As explained below, prior to the August 2007 acquisitions, our CEO, Mr. Long Qin, together with his wife, Ms. Xiuqin Li owned more than 50% of the voting ownership interest of each acquired subsidiary.

         The acquired subsidiaries include Qingdao Free-Trading Zone Sentaida International Trade Co., Ltd., ("FTZ Sentaida"), Qingdao Sentaida Tires Co., Ltd. ("Sentaida Tires"), and Zhongsen Holdings Co., Ltd. ("Zhongsen Holdings"). Prior to the acquisitions of these subsidiaries by Zhongsen International Company Group Limited in 2007, Mr. Qin owned 100% equity interest in Zhongsen Holdings. Sentaida Group Ltd., in which Mr. Qin owned 76% interest, held 51% equity interest in both FTZ Sentaida and Sentaida Tires. Thus, Mr. Qin indirectly owned 38.76% (76% x 51%) equity interest in both FTZ Sentaida and Sentaida Tires. Mr. Qin's wife, Ms. Li owned 37.24% equity interest in both FTZ Sentaida and Sentaida Tires. As a result, Mr. Qin together with his wife owned 100%, 76% (38.76% + 37.24%), and 76% (38.76% + 37.24%) equity interest in
Zhongsen Holdings, FTZ Sentaida, and Sentaida Tires, respectively.

         Therefore, prior to the August 2007 acquisitions, all the acquired subsidiaries operated under common control pursuant to paragraph 3 of EITF No. 02-5.

         If you would like to discuss the Form 8-K or if you would like to discuss any other matters, please contact Scott Kline, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (415) 369-7166.


                                           Sincerely,

                                           RUB A DUB SOAP, INC.


                                           By: /s/ Long Qin
                                           -------------------------------------
                                           Long Qin
                                           President and Chief Executive Officer






CC:      Scott Kline, Esq.
         (415) 369-7166